UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

ARTHROCARE CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

043136100
(CUSIP Number)

John W. Campo, Jr., Esq. Chief Legal Officer Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810 Tel. No.: (978) 749-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

George R. Bason, Jr.
Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

February 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Smith & Nephew plc
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 6,614,746 shares of common stock, including 5,805,921 shares of common stock issued upon conversion of Series A 3.00% Convertible Preferred Stock (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,614,746 shares of common stock, including 5,805,921 shares of common stock issued upon conversion of Series A 3.00% Convertible Preferred Stock (1)(2)
11
Aggregate Amount Beneficially Owned by Each Reporting Person

6,614,746  shares of common stock, including 5,805,921 shares of common stock issued upon conversion of Series A 3.00% Convertible Preferred Stock (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 19.0% (2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Smith & Nephew plc may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Smith & Nephew, plc that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Smith & Nephew, Inc. 51-0123924
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 6,614,746 shares of common stock, including 5,805,921 shares of common stock issued upon conversion of Series A 3.00% Convertible Preferred Stock (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,614,746 shares of common stock, including 5,805,921 shares of common stock issued upon conversion of Series A 3.00% Convertible Preferred Stock (1)(2)
11
Aggregate Amount Beneficially Owned by Each Reporting Person

 6,614,746  shares of common stock, including 5,805,921 shares of common stock issued upon conversion of Series A 3.00% Convertible Preferred Stock (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 19.0% (2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Smith & Nephew, Inc. may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Smith & Nephew, Inc. that it is the beneficial owner of any Shares for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of ArthroCare Corporation, a Delaware corporation (“ArthroCare”).  The principal executive offices of ArthroCare are located at 7000 West William Cannon, Building One, Austin, TX  78735.

Item 2.  Identity and Background

(a)−(c) and (f)  The names of the persons filing this statement are Smith & Nephew plc, an English public limited company (“S&N plc”) and Smith & Nephew, Inc., a Delaware corporation and a wholly owned indirect subsidiary of S&N plc (“Parent,” and together with S&N plc, the “Reporting Persons”).

The address of the principal business and the principal office of S&N plc is 15 Adam Street, London WC2N 6LA.  The address of the principal business and the principal office of Parent is 150 Minuteman Road, Andover, MA 01810.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A attached hereto, and are incorporated herein by reference. S&N plc, together with its subsidiaries, is a global medical technology business dedicated to helping improve people's lives, and with leadership positions in advanced surgical devices and advanced wound management.  Parent is a wholly owned subsidiary of S&N plc.

(d)      During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On February 2, 2014, concurrently with the execution of the Merger Agreement (as defined below), and as an inducement for Parent and Merger Subsidiary (as defined below) to enter into the Merger Agreement, OEP AC Holdings, LLC and each of the directors of Arthrocare (collectively, the “Supporting Stockholders”) entered into Voting Agreements (the “Voting Agreements”) with Parent with respect to the Shares and the shares of Series A 3.00% Convertible Preferred Stock, $0.001 par value (the “Series A Preferred Shares”, and, together with the Shares, the “Voting Shares”), of ArthroCare beneficially owned by the Supporting Stockholders.  As of January 29, 2014, the Supporting Stockholders collectively controlled 232,731 Shares and 75,000 Series A Preferred Shares, representing approximately 17.6% of the combined voting power of the outstanding Voting Shares on an as-converted basis.  As described in response to Item 4, the Voting Shares beneficially owned by the Supporting Stockholders have not been purchased by the Reporting Persons, and thus no funds were used for such purpose.  Parent did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On February 2, 2014, ArthroCare, Parent, Rosebud Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), and S&N plc entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent will acquire ArthroCare by means of a merger of Merger Subsidiary with and into ArthroCare (the “Merger”), with ArthroCare being the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”).

At the effective time of the Merger, each issued and outstanding Share (other than Shares held by ArthroCare or its subsidiaries, Parent or its subsidiaries or a stockholder who properly demands appraisal of such Shares under Delaware law) will be converted into the right to receive $48.25 per share in cash (the “Merger Consideration”).

At the effective time of the Merger, each equity award of ArthroCare, including each option to acquire Shares, whether vested or unvested (“ArthroCare Option”), stock appreciation right of ArthroCare, whether vested or unvested (“ArthroCare Share Appreciation Right”), ArthroCare restricted stock unit, whether or not then exercisable or vested (“ArthroCare RSU”) and ArthroCare performance share (“ArthroCare Performance Share”) that is outstanding immediately prior to the Merger will be canceled and, in exchange, Parent will cause the Surviving Corporation to pay each holder of a cancelled ArthroCare Option, ArthroCare Share Appreciation Right, ArthroCare RSU and ArthroCare Performance Share, a cash amount, if any, equal to the product of (i) the Merger Consideration less any applicable exercise price per share, and (ii) the number of Shares covered by such ArthroCare Option, ArthroCare Stock Appreciation Right, ArthroCare RSU and, to the extent of attained performance (subject to a minimum number of 1/3 of the target number of ArthroCare Performance Shares), ArthroCare Performance Share, subject to reduction for withholding taxes. Each of ArthroCare and Parent made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by ArthroCare to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The completion of the Merger is subject to customary conditions, including approval by ArthroCare’s stockholders, the absence of any material adverse effect on ArthroCare’s business and receiving antitrust approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

The Voting Agreements

On February 2, 2014, Parent entered into voting agreements (the “Voting Agreements”) with the Supporting Stockholders.

The Voting Agreements require each Supporting Stockholder to vote (or cause to be voted) such Supporting Stockholder’s Voting Shares (i) in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of ArthroCare at which any of the foregoing matters are submitted for consideration to solicit additional votes and (iii) against any Acquisition Proposal (as defined by the Merger Agreement) and certain other actions that would reasonably be expected to interfere with consummation of the Merger. Pursuant to the Voting Agreements, each Supporting Stockholder waives appraisal rights and provides an irrevocable proxy appointing Parent and any designee of Parent as such Supporting Stockholder’s proxy and attorney-in-fact to vote such Supporting Stockholder’s Voting Shares in accordance with the foregoing. The Voting Agreements do not limit or restrict the Supporting Stockholder in his or her capacity as a director or officer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

The Voting Agreements and irrevocable proxies granted pursuant to the Voting Agreements terminate upon the earlier to occur of: (i) termination of the Merger Agreement in accordance with its terms, (ii) the date on which there is any material modification, waiver or amendment to the Merger Agreement that is adverse to the Supporting Stockholder and not approved by the Supporting Stockholder and (iii) the effective time of the Merger.

To the extent that any Supporting Stockholder acquires beneficial ownership of any Voting Shares during the term of the Voting Agreements, such Voting Shares will become subject to the terms of the Voting Agreements to the same extent as though such Voting Shares were owned by such Supporting Stockholder as of the date of the Voting Agreements.

Until the earlier of the termination of the Voting Agreements and the date on which the Merger Agreement is adopted by ArthroCare’s stockholders, each Supporting Stockholder is prohibited from transferring any Voting Shares beneficially owned by such Supporting Stockholder, subject to certain exceptions.  Each Supporting Stockholder has also agreed not to (i) solicit or encourage competing acquisition proposals, (ii) enter into or participate in discussions or negotiations regarding competing acquisition proposals, (iii) make or participate in a solicitation of proxies in connection with any vote of ArthroCare’s stockholders other than to recommend the approval of the Merger Agreement and the transactions contemplated thereby as provided in the Voting Agreements or (iv) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, any agreement with respect to a competing acquisition proposal.  Notwithstanding the foregoing, to the extent ArthroCare is permitted under the Merger Agreement to enter into discussion or negotiations with respect to a competing acquisition proposal, each Supporting Stockholder may participate in any discussions or negotiations regarding a possible stockholders’ consent or voting agreement in connection with such competing acquisition proposal.

The foregoing description of the Merger Agreement and Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements.  Copies of the Merger Agreement, Form of Voting Agreement between Parent, OEP AC Holdings LLC, Christian P. Ahrens and Gregory A. Belinfanti and Form of Voting Agreement between Parent and each of David Fitzgerald, Barbara D. Boyan, Ph.D., James G. Foster, Terrence E. Geremski, Tord B. Lendau, Peter L. Wilson, Fabiana Lacerca-Allen are filed as Exhibits 2.1 and 99.1 and 99.2, respectively, to ArthroCare’s amended current report on Form 8-K filed on February 3, 2014.

Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting Agreements, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about ArthroCare, the Reporting Persons or Merger Subsidiary. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ArthroCare, the Reporting Persons or any of their respective subsidiaries or affiliates.  In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date, (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters and (iii) they may be modified in important part by the underlying disclosure schedule.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ArthroCare’s or the Reporting Persons’ public disclosures.

Item 5.  Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 34,948,044 Shares deemed to be outstanding as of January 29, 2014, calculated as the sum of (i) 28,566,029 Shares outstanding on January 29, 2014, as represented by ArthroCare in the Merger Agreement, (ii) 5,805,921 Shares issuable upon conversion of the Series A Preferred Shares subject to the Voting Agreements, as represented by ArthroCare in the Merger Agreement, (iii) an aggregate of 291,227 Shares issuable upon the exercise of options held by Supporting Stockholders that are currently exercisable or exercisable within 60 days, (iv) an aggregate of 72,473 Shares underlying deferred restricted stock units that are vested or vest within 60 days, (v) an aggregate of 154,809 Shares underlying unvested restricted stock units, (vi) an aggregate of 2,500 Shares with shared distribution rights and (vii) an aggregate of 55,085 Shares underlying certain other equity compensation awards.  ArthroCare subsequently informed the Reporting Persons that on February 11, 2014, the Series A Preferred Shares automatically converted into Shares pursuant to Section 7(b) of ArthroCare’s Certificate of Designation for the Series A Preferred Shares.

(a)  As a result of the Voting Agreements, based on information provided by ArthroCare, the Reporting Persons may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 6,614,746 Shares (calculated as the sum of (i) 6,038,652 Shares held by the Supporting Stockholders (including 5,805,921 Shares issued upon conversion of Series A Preferred Shares), (ii) an aggregate of 291,227 Shares issuable upon the exercise of options held by Supporting Stockholders that are currently exercisable or exercisable within 60 days, (iii) an aggregate of 72,473 Shares underlying deferred restricted stock units that are vested or vest within 60 days, (iv) an aggregate of 154,809 Shares underlying unvested restricted stock units, (v) an aggregate of 2,500 Shares with shared distribution rights and (vi) an aggregate of 55,085 Shares underlying certain other equity compensation awards, representing approximately 19.0% of the Shares deemed to be outstanding as of January 29, 2014. As of January 29, 2014, the Shares and Series A Preferred Shares subject to the Voting Agreements represent in the aggregate approximately 19.0% of the combined voting power of the outstanding Shares based on ArthroCare’s representations in the Merger Agreement that there were 28,566,029 Shares and 75,000 Series A Preferred Shares outstanding on January 29, 2014.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, the persons set forth on Schedule A hereto beneficially owns any Shares.

(b)  The Reporting Persons are not entitled to any rights of a stockholder of ArthroCare as to any Shares.  Except to the extent that it may be deemed to by virtue of the Voting Agreements, none of the Reporting Persons have the sole or shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of, any of the Shares.

(c)   Except for the execution and delivery of the Merger Agreement and the Voting Agreements, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)   Except for the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of ArthroCare reported herein.

(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of ArthroCare, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1.	Joint Filing Agreement, dated as of February12, 2014, by and between the Reporting Persons.
2.
Agreement and Plan of Merger, dated as of February 2, 2014, between ArthroCare Corporation, Smith & Nephew, Inc., Rosebud Acquisition Corporation and Smith & Nephew plc (incorporated by reference to Exhibit 2.1 to ArthroCare’s Amended Current Report on Form 8-K filed February 3, 2014).

3.
Form of Voting Agreement between Parent, OEP AC Holdings LLC, Christian P. Ahrens and Gregory A. Belinfanti (incorporated by reference to Exhibit 99.1 to ArthroCare’s Amended Current Report on Form 8-K filed February 3, 2014).

4.
Form of Voting Agreement between Parent and each of David Fitzgerald, Barbara D. Boyan, Ph.D., James G. Foster, Terrence E. Geremski, Tord B. Lendau, Peter L. Wilson, Fabiana Lacerca-Allen (incorporated by reference to Exhibit 99.2 to ArthroCare’s Amended Current Report on Form 8-K filed February 3, 2014).

SIGNATURE

 After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 February 12, 2014

Smith & Nephew plc

By:	/s/ Susan Margaret Swabey
	Name:	Susan Margaret Swabey
	Title:	Authorized Signatory

By:	/s/ Cyrille Y. Petit
	Name:	Cyrille Y. Petit
	Title:	Authorized Signatory

Smith & Nephew, Inc.

By:	/s/ Susan Margaret Swabey
	Name:	Susan Margaret Swabey
	Title:	Authorized Signatory

By:	/s/ Cyrille Y. Petit
	Name:	Cyrille Y. Petit
	Title:	Authorized Signatory

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SMITH & NEPHEW PLC

The name, business address, present principal occupation and citizenship of each of the directors and executive officers of S&N plc are set forth below.   Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)	Citizenship
Sir John Buchanan* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chairman of Smith & Nephew plc Portfolio independent director of various companies		United Kingdom and New Zealand

Olivier Bohuon* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chief Executive Officer of Smith & Nephew plc		France

Julie Brown* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chief Financial Officer of Smith & Nephew plc		United Kingdom

Ian Barlow* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Independent Non-Executive Director of Smith & Nephew plc Portfolio independent director of various companies		United Kingdom

The Rt Hon Baroness Bottomley of Nettlestone DL* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Independent Non-Executive Director of Smith & Nephew plc Portfolio independent director of various companies		United Kingdom

Richard De Schutter* Smith & Nephew plc 15 Adam Street,	Senior Independent Director of Smith & Nephew plc Portfolio independent director		United States

London WC2N 6LA	of various companies

Michael Friedman* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Independent Non-Executive Director of Smith & Nephew plc Portfolio independent director of various companies		United States

Pamela Kirby* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Independent Non-Executive Director of Smith & Nephew plc Portfolio independent director of various companies		United Kingdom

Brian Larcombe* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Independent Non-Executive Director of Smith & Nephew plc Portfolio independent director of various companies		United Kingdom

Joseph Papa* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chairman and Chief Executive of Perrigo Company plc Independent Non-Executive Director of Smith & Nephew plc	Treasury Building, Lower Grand Canal St., Dublin 2, Ireland	United States

Ajay Piramal* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chairman of Piramal Enterprises Limited Independent Non-Executive Director of Smith & Nephew plc	Piramal Enterprises Piramal Tower Ganpatrao Kadam Marg Lower Parel Mumbai – 400 013. Maharashtra, India.	India

Roberto Quarta* Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chairman of Clayton, Dubilier & Rice Europe Independent Non-Executive Director and Chairman Elect of Smith & Nephew plc	Cleveland House 33 King Street London SW1Y 6RJ	Italy

Susan Swabey Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Company Secretary of Smith & Nephew plc		United Kingdom

John Campo Smith & Nephew plc	Chief Legal Officer (Executive Officer) of Smith		United States

15 Adam Street, London WC2N 6LA	& Nephew plc

Francisco Canal Vega Smith & Nephew plc 15 Adam Street, London WC2N 6LA	President, Latin America (Executive Officer) of Smith & Nephew plc	Spain

Michael Frazzette Smith & Nephew plc 15 Adam Street, London WC2N 6LA	President, Advanced Surgical Devices (Executive Officer) of Smith & Nephew plc	United States

Rivers Gordon Howe Smith & Nephew plc 15 Adam Street, London WC2N 6LA	President, Global Operations (Executive Officer) of Smith & Nephew plc	United States

Helen Maye Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chief Human Resources Officer (Executive Officer) of Smith & Nephew plc	Ireland

Cyrille Petit Smith & Nephew plc 15 Adam Street, London WC2N 6LA	Chief Corporate Development Officer (Executive Officer) of Smith & Nephew plc	France

Roger Teasdale Smith & Nephew plc 15 Adam Street, London WC2N 6LA	President, Advanced Wound Management (Executive Officer) of Smith & Nephew plc	United Kingdom

Rodrigo Bianchi Smith & Nephew plc 15 Adam Street, London WC2N 6LA	President, IRAMEA (Executive Officer) of Smith & Nephew plc	Italy

DIRECTORS AND EXECUTIVE OFFICERS OF SMITH & NEPHEW, INC.

The name, business address and present principal occupation of each of the directors and executive officers of Parent are set forth below.  Except as otherwise indicated, all of the persons listed below are citizens of the United States of America.  Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ian Ashton*1 Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Divisional Chief Financial Officer of Smith & Nephew, Inc.
John W. Campo, Jr. Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Chief Legal Officer of Smith & Nephew, Inc.
Robin Carlstein* Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Senior Vice President, Advanced Wound Devices of Smith & Nephew, Inc.
Daniel Char Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Associate General Counsel of Smith & Nephew, Inc.
Bobbi Drais Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Vice President, Regulatory Affairs & Quality Assurance—Biotherapeutics, of Smith & Nephew, Inc.
Michael G. Frazzette* Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	President, Advanced Surgical Devices, of Smith & Nephew, Inc.
Mark Gorman Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Associate General Counsel of Smith & Nephew, Inc.

 1 Citizen of the United Kingdom.

Rivers Gordon Howe Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	President, Global Operations, of Smith & Nephew, Inc.
Gerald P. Keith Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Vice President and Division General Counsel-, Biotherapeutics, of Smith & Nephew, Inc.
Elga Lohler Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Vice President, Human Resources, of Smith & Nephew, Inc.
Robert Lucas Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Associate General Counsel of Smith & Nephew, Inc.
Jean Mercer* Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Associate General Counsel of Smith & Nephew, Inc.
Arjun Rajaratnam Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Chief Compliance Officer of Smith & Nephew, Inc.
George Stacey Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	General Counsel, Advanced Surgical Devices, of Smith & Nephew, Inc.
Thomas D. Bettina Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Vice President, US Taxes of Smith & Nephew, Inc.
Michael Unsworth Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Senior Director of Finance of Smith & Nephew, Inc.

 1 Citizen of the United Kingdom.

Rivers Gordon Howe Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Assistant Secretary of Smith & Nephew, Inc.

Gerald P. Keith Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Assistant Secretary of Smith & Nephew, Inc.

Elga Lohler Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Senior Vice President of Smith & Nephew, Inc.

Robert Lucas Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Assistant Secretary of Smith & Nephew, Inc.

Jean Mercer* Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Assistant Secretary of Smith & Nephew, Inc.

Arjun Rajaratnam Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Chief Compliance Officer and Assistant Secretary of Smith & Nephew, Inc.

George Stacey Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Assistant Secretary of Smith & Nephew, Inc.

Thomas D. Bettina Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Assistant Secretary of Smith & Nephew, Inc.

Michael Unsworth Smith & Nephew, Inc. 150 Minuteman Road Andover, MA 01810	Treasurer of Smith & Nephew, Inc.